EXHIBIT 77 N

On September 19 2008, the Board approved a Credit Support Agreement with The Bank of New York Mellon Corporation intended to ensure that a decline in the value of Lehman notes held by the Fund will not prevent the pricing of the Fund shares at $1.00.